April 28, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Ms. Christine Allen, Staff Accountant Mr. Scot Foley, Staff Attorney Ms. Suzanne Hayes, Branch Chief Mr. Jim Rosenberg, Senior Assistant Chief Accountant Ms. Lisa Vanjoske, Assistant Chief Accountant

Re:	Oncothyreon Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 30, 2009 Definitive Proxy Statement on Schedule 14A, filed April 30, 2009 File No. 001-33882
Ladies and Gentlemen:
     Oncothyreon Inc. (the “Company”) submits this letter as a supplement to its response dated April 8, 2010 to your letter of March 26, 2010 (the “Staff Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. As requested by members of the Staff during teleconferences on April 21, 2010 and April 28, 2010 with attorneys of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, the Company submits this letter as a supplement to its response to Comment 4 of the Staff Letter and to provide revised disclosure contained in Exhibit A hereto (the “Revised Disclosure”).
     The Company confirms that it has completed its evaluation of the error related to the period over which up-front cash payments received in 2001 for Stimuvax were recognized as revenue. In connection with the failure of Theratope and the return of Theratope rights and technology to the Company in June 2004, the Company should have amortized the remaining deferred revenue over a period to end in 2018, the period estimated by management to represent the estimated useful life of the issued patents for Stimuvax, rather than 2011, which was the period applicable to Theratope. The Company will correct this error as part of the restatement, which will impact the financial statements for the years ended December 31, 2007 and 2008 as reflected in the Revised Disclosure.
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Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan
Oncothyreon Inc.

Patrick Schultheis
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler
Dave Wilson
Bernard De Jager – National Office Accounting Consultations
William T. Platt – National Office Accounting Consultations
Deloitte & Touche LLP

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

Exhibit A
Proposed Disclosure
Financial Statements Footnote Disclosure
2.	RESTATEMENT – 2008 CHANGE IN ACCOUNTING POLICY NOT PREVIOUSLY REPORTED AND OTHER ERROR CORRECTIONS
     2008 change in accounting policy not previously reported
     Subsequent to the issuance of the Company’s 2008 financial statements, Company management determined that it had changed its revenue recognition policy for up-front license payments and contingent payments received from license agreements under which a license deliverable qualifies as a separate unit of accounting from recognition over the applicable amortization period (the “Proportional Performance Model”) to recognition upon commencement of the license term (the “Specific Performance Model”), assuming all other revenue recognition criteria have been met. The Company failed to provide the required disclosures under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 250, Accounting Changes and Errors, with respect to such change. Accordingly, the financial statements as of and for the year ended December 31, 2008 have been restated to reflect the change in accounting policy. The restatement as it relates to the failure to provide the required disclosures of the change in accounting policy did not change the Company’s balance sheet, statements of operations, changes in stockholders’ equity or cash flows as of and for the year ended December 31, 2008.
     As described in Note 12, on December 18, 2008, the Company and Merck KGaA entered into a license agreement and asset purchase agreement (the “2008 Agreements”) which replaced the 2007 Agreements (as defined in Note 12). Pursuant to the 2008 license agreement, the Company licensed to Merck KGaA all rights related to the development, commercialization and manufacture of Stimuvax. The only deliverable under the 2008 license agreement was the license. Pursuant to the asset purchase agreement, the Company sold to Merck KGaA certain assets related to the manufacture of, and inventory of, Stimuvax, placebo and raw materials, and Merck KGaA agreed to assume certain liabilities related to the manufacturing of Stimuvax and the Company’s obligations related to the lease of the Company’s Edmonton, Alberta, Canada facility. The license to Merck KGaA was effective upon the execution of the 2008 Agreements and all future Company performance obligations related to the collaboration for the development of Stimuvax were removed and continuing involvement by the Company in the manufacturing of Stimuvax ceased.

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

     Upon entering into the 2008 Agreements, the Company changed its revenue recognition policy for upfront cash payments and contingent payments related to license deliverables that qualify as a separate unit of accounting under ASC 605-25, Multiple Element Arrangements, such as those under the 2008 license agreement with Merck KGaA, from the Proportional Performance Model to the Specific Performance Model. The Company concluded that the Specific Performance Model is the preferable method for recognizing such revenue as this model more closely reflects the culmination of the earnings process when the Company has no ongoing deliverables and all other revenue recognition criteria have been met. The Company also believes this more accurately reflects the economic substance of the transaction, as there is no remaining economic obligation associated with such revenue. Additionally, the Company believes that for arrangements that provide an exclusive license with a duration that approximates the useful life of the intellectual property, the transaction is similar to an outright product sale and therefore a Specific Performance Model (or upfront revenue recognition) is preferable. In the absence of this change in its revenue recognition policy, the Company would have continued to amortize license payments over the estimated product life of Stimuvax, which is the period through 2018.
     Under ASC 250, a change in accounting policy requires retrospective application of the new accounting policy to all prior periods, unless it is impractical to do so. As the deliverables for which the Company received up-front cash payments and contingent payments prior to the 2008 Agreements did not qualify as separate units of accounting, none of the periods prior to the 2008 Agreements presented in the Company’s financial statements were affected by the change in accounting policy and there was not a cumulative effect on retained earnings as of January 1, 2006.
     The following tables set forth the impact on the Company’s financial statements as a result of changing its accounting policy as described above (in thousands, except share and per share data):
Statement of Operations and Comprehensive Income and Loss Data

	Year Ended December 31, 2008
	As Computed
	Under	As Reported
	Proportional	Under Specific
	Performance	Performance
	Model	Model	Effect of Change
Licensing revenue from collaborative and license agreements	$11,757	$24,713	$12,956
Income (loss) before income taxes	$(5,534)	$7,422	$12,956
Net income (loss)	$(5,534)	$7,422	$12,956
Earnings (loss) per share – basic	$(0.28)	$0.38	$0.66
Earnings (loss) per share – diluted	$(0.28)	$0.38	$0.66
Shares used to compute diluted earnings (loss) per share	19,490,621	19,570,170

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

Balance Sheet Data

	As of December 31, 2008
	As Computed
	Under	As Reported
	Proportional	Under Specific
	Performance	Performance
	Model	Model	Effect of Change
Current portion of deferred revenue	$1,412	$18	$(1,394)
Deferred revenue	$11,726	$164	$(11,562)
Accumulated deficit	$(327,374)	$(314,418)	$12,956
Statement of Cash Flows Data

	Year Ended December 31, 2008
	As Computed
	Under	As Reported
	Proportional	Under Specific
	Performance	Performance
	Model	Model	Effect of Change
Operating:
Net income (loss)	$(5,534)	$7,422	$(12,956)
Adjustment to reconcile net income (loss) used in operating activities:
Deferred revenue	$(12,187)	$(25,143)	$12,956
     Other error corrections
     In addition to the error described above, the Company also identified an error in the period over which up-front cash payments received in 2001 for Stimuvax were recognized as revenue. In connection with the failure of Theratope and the return of Theratope rights and technology to the Company in June 2004 (See “Note 12—Collaborative and License Agreements”), the Company failed to reevaluate the nature of its remaining deliverables under the 2001 Agreements, which consisted principally of the development efforts related to Stimuvax. Such reevaluation by management should have resulted in the amortization of all remaining deferred revenue over a period to end in 2018 (the period estimated by management to represent the estimated useful life of the product and the estimated period of the Company’s ongoing obligations, which corresponded to the estimated life of the issued patents for Stimuvax). The impact on the statements of operations of correcting this error was a decrease in revenue and corresponding increase in loss before income taxes and net loss of $0.1 million in the year ended

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

December 31, 2007 and an increase in revenue and corresponding increase in income before income taxes and net income of $0.3 million in the year ended December 31, 2008, respectively. While total operating cash flows for any period presented in the statement of cash flows was not affected, the impact of correcting the error resulted in an increase in net loss and a corresponding decrease in the net change in deferred revenue of $0.1 million in the year ended December 31, 2007 and an increase in net income and a corresponding increase in the net change in deferred revenue of $0.3 million in the year ended December 31, 2008, respectively. The correction of the error also resulted in an increase to accumulated deficit as of January 1, 2007 of $0.2 million.
     The Company has also corrected for an error in classification of legal costs related to patents, which had incorrectly been included as research and development, net expense. For the year ended December 31, 2009, the Company has classified $0.5 million and $0.4 million of legal costs related to patents previously reported in research and development, net expense to general and administrative expense for 2008 and 2007, respectively. This correction had no effect on the consolidated balance sheet or consolidated cash flows. Finally, at December 31, 2008, the Company corrected for an error in the classification of $0.2 million of long-term deferred rent from current liabilities to long-term liabilities. The consolidated statement of cash flows has been adjusted to reflect the reduction in accrued liabilities and the related non-cash portion of rent expense for the year ended December 31, 2008.
3. SIGNIFICANT ACCOUNTING POLICIES
     Revenue recognition
     The Company recognizes revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collection is reasonably assured. In accordance with ASC Topic 605-25, the Company evaluates revenue from arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: (1) the delivered item has stand-alone value to the customer; (2) there is objective and reliable evidence of the fair value of any undelivered items; and (3) if the arrangement includes a general right of return relative to the delivered item, the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each unit of accounting.
     The Company has historically generated revenue from the following activities:
     Contract research and development. Revenue from contract research and development consists of non-refundable research and development payments received under the terms of collaborative agreements. Payments under these arrangements compensate the Company for clinical trial activities performed with respect to the collaborative development programs for certain product candidates of the

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

Company. Revenue is recognized on a proportionate performance basis as clinical activities are performed under the terms of collaborative agreements based on the activities performed to date compared to the total estimated activities.
     Contract manufacturing. Revenue from contract manufacturing consists of payments received under the terms of supply agreements for the manufacturing of clinical trial material. Such payments compensate the Company for the cost of manufacturing clinical trial material and are recognized after shipment of the clinical trial material and upon the earlier of the expiration of a specified return period, as returns cannot be reasonably estimated, and formal acceptance of the clinical trial material by the customer.
     Collaborative agreements. Revenue from collaborative agreements consists of (1) up-front cash payments for initial technology access or licensing fees, (2) contingent payments triggered by the occurrence of specified events or other contingencies derived from our collaborative and license agreements. Royalties from the commercial sale of products derived from our collaborative and license agreements are reported as licensing, royalties, and other revenue.
     If the Company has continuing obligations under a collaborative agreement and the deliverables within the collaboration cannot be separated into their own respective units of accounting, the Company utilizes a Multiple Attribution Model for revenue recognition as the revenue related to each deliverable within the arrangement should be recognized upon the culmination of the separate earnings processes and in such a manner that the accounting matches the economic substance of the deliverables included in the unit of accounting. As such, (1) up-front cash payments are recorded as deferred revenue and recognized as revenue ratably over the period of performance under the applicable agreement and (2) contingent payments are recorded as deferred revenue when all the criteria for revenue recognition are met and recognized as revenue ratably over the estimated period of the Company’s ongoing obligations. Royalties based on reported sales of licensed products, if any, are recognized based on the terms of the applicable agreement when and if reported sales are reliably measurable and collectability is reasonably assured.
     Licensing, royalties, and other revenue. Licensing, royalties, and other revenue consists of revenue from sales of compounds and processes from patented technologies to third parties and royalties received pursuant to collaborative agreements and license agreements. Royalties based on reported sales, if any, of licensed products are recognized based on the terms of the applicable agreement when and if reported sales are reliably measurable and collectability is reasonably assured.
      If the Company has no continuing obligations under a license agreement, or a license deliverable qualifies as a separate unit of accounting included in a collaborative arrangement, license payments that are allocated to the license deliverable are recognized as revenue upon commencement of the license term

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

and contingent payments are recognized as revenue upon the occurrence of the events or contingencies provided for in such agreement, assuming collectability is reasonably assured.
12. COLLABORATIVE AND LICENSE AGREEMENTS
     2001 Merck KGaA Agreements
     On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA to pursue joint global product research, clinical development, and commercialization of two of the Company’s product candidates, Stimuvax and Theratope. The collaboration covered the entire field of oncology for these two product candidates and was documented in collaboration and supply agreements (the “2001 Agreements”). The Company’s deliverables under the 2001 Agreements included (1) the license of rights to the product candidates, (2) collaboration with Merck KGaA, including shared responsibilities for the clinical development and post-commercialization promotion of the product candidates, (3) participation in a joint steering committee, (4) participation in a manufacturing/CMC Project team, (5) delivery of any improvements of Stimuvax to Merck and (6) manufacturing of the product candidates.
     Pursuant to the 2001 collaboration agreement, the Company granted a co-exclusive license to Merck KGaA with respect to the clinical development and commercialization of such product candidates in North America and an exclusive license with respect to the clinical development and commercialization of such product candidates in the rest of the world. Merck KGaA did not obtain the right to sublicense the rights licensed to it pursuant to the 2001 collaboration agreement. The license term commenced as of the effective date of the 2001 collaboration agreement. The exclusivity provisions of such license were to remain in effect during the period beginning on the effective date of such license agreement and ending, on a product-by-product and country-by-country basis, on the latter of (1) the expiration of patent rights with respect to the applicable product candidate and (2) the 15th anniversary of the product launch. After the expiration of such period, such license would be perpetual and non-exclusive.
     Under the 2001 Agreements, the parties agreed to collaborate in substantially all aspects of the clinical development and commercialization of the product candidates and coordinate their activities through a joint steering committee. Pursuant to the 2001 collaboration agreement, the parties agreed to share the responsibilities and obligations, for the clinical development and commercialization of the product candidates in North America (other than with respect to the right to promote product candidates in Canada, which was retained by the Company). In the rest of the world, Merck KGaA was responsible for the clinical development of the product candidates (although the Company agreed to reimburse Merck KGaA for 50% of the clinical development and regulatory costs) and commercialization of the product candidates. The 2001 collaboration agreement’s term corresponded with the exclusivity period of the Company’s license to the product candidates. Additionally, Merck KGaA was, and is, entitled to terminate the agreements with us with respect to a particular product candidate upon 30 days prior written

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

notice to the Company, if, in the exercise of Merck KGaA’s reasonable judgment, it determined that there were issues concerning the safety or efficacy of such product candidate that would materially adversely affect the candidate’s medical, competitive or economic viability. If the agreements are terminated by Merck KGaA in accordance with their terms, the Company does not have legal recourse against Merck KGaA with respect to contingent or other future payments.
     Pursuant to the 2001 supply agreement, the Company was responsible for the manufacturing of the clinical and commercial supply of the product candidates for which Merck KGaA agreed to reimburse the Company for its manufacturing costs. The 2001 supply agreement’s term corresponded to the exclusivity period of the Company’s license to the product candidates.
     In connection with the execution of the 2001 collaboration agreement and supply agreement, the Company received up-front cash payments of $2.8 million ($1.0 million for executing the agreement and $1.8 million as reimbursement of pre-agreement clinical development expenses incurred by the Company) and $4.0 million, respectively. In addition, under the 2001 Agreements the Company was entitled to receive (1) a $5.0 million payment contingent upon enrollment of the first patient in a Phase 3 clinical trial, (2) various additional contingent payments, up to a maximum of $90.0 million in the aggregate (excluding payments payable with respect to Theratope, the development of which was discontinued in 2004), tied to biologics license application, or BLA, submission for first and second cancer indications, for regulatory approval for first and second cancer indications, and for various sales milestones, and (3) royalties in the low twenties based on net sales outside of North America. Under the 2001 supply agreement, the Company was entitled to receive reimbursements from Merck KGaA for a portion of the Stimuvax manufacturing costs.
     The Company recorded the payments received in connection with the execution of the 2001 Agreements as deferred revenue and recognized such revenue ratably over the period from the date of the 2001 Agreements to 2011. The Company determined that the estimated useful life of the products and estimated period of its ongoing obligations corresponded to the estimated life of the issued patents for such products. The Company chose that amortization period because, at the time, the Company believed it reflected an anticipated period of “market exclusivity” based upon the Company’s expectation of the life of the patent protection, after which the market entry of competitive products would likely occur. Under the 2001 supply agreement, the cost of manufacturing Stimuvax associated with clinical trial material costs was recorded as incurred and reported under contract research and development expense and revenue related to Merck KGaA’s reimbursement of the Company’s cost of manufacturing was recognized as payments were received from Merck KGaA, commensurate with the culmination of the separate earnings process, and reported under contract research and development revenue. The Company did not receive any contingent payments or royalties under the 2001 Agreements. For more information

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

regarding the Company’s revenue recognition policies, see “Note 3—Significant Accounting Policies—Revenue Recognition.”
     In June 2004, following the failure of Theratope in a Phase 3 clinical trial, Merck KGaA returned to the Company all rights to Theratope and development of Theratope was discontinued; however, the parties continued to collaborate under the terms of the 2001 Agreements with respect to the development of Stimuvax, which in 2004 had shown positive results in a Phase 2 clinical trial. In connection with the discontinuation of Theratope, the Company accelerated recognition of approximately $4.5 million in previously deferred revenue, which corresponded to the portion of the up-front cash payments under the 2001 Agreements that was allocated to Theratope. The remaining deferred revenue related to Stimuvax was then amortized over a period to end in 2018, the period estimated by management to represent the estimated useful life of the product and estimated period of its ongoing obligations, which corresponded to the estimated life of the issued patents for Stimuvax.
     2006 Merck KGaA LOI
     On January 26, 2006, the parties entered into a binding letter of intent (the “LOI”) pursuant to which the 2001 Agreements were amended in part and the parties agreed to negotiate in good faith to amend and restate the 2001 collaboration and supply agreements, as necessary, to implement the provisions contemplated by the LOI. The Company’s deliverables under the 2001 Agreements, as amended by the LOI, remained (1) the license of rights to Stimuvax, (2) participation in a joint steering committee, (3) participation in a manufacturing/CMC Project team, (4) delivery of any improvements of Stimuvax to Merck and (5) manufacturing of the product candidate.
     Pursuant to the LOI, in addition to the rights granted pursuant to the 2001 Collaboration Agreement, the Company granted to Merck KGaA an exclusive license with respect to the clinical development and commercialization of Stimuvax in the United States and, subject to certain conditions, to act as a secondary manufacturer of Stimuvax. The Company’s right to commercialize Stimuvax in Canada remained unchanged. The license grant was effective as of March 1, 2006. The exclusivity period of such license corresponded to that under the 2001 collaboration agreement.
     Pursuant to the LOI, the joint steering committee continued to meet and served as the vehicle through which Merck KGaA provided updates and shared information regarding clinical development and marketing; however, it ceased to be a decision-making body. The Company continued to have responsibility for manufacturing. Further, the parties’ collaboration, including the term of the 2001 collaboration agreement, was not otherwise affected.

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

     Pursuant to the LOI, the Company continued to be responsible for the manufacturing of the clinical supply of Stimuvax for which Merck KGaA agreed to pay the Company its cost of manufacturing. The 2001 supply agreement’s term was not modified by the LOI.
     Further, under the LOI, the $5.0 million contingent payment payable to the Company under the 2001 Agreements upon enrollment of the first patient in a Phase 3 clinical trial was amended such that the Company was entitled to receive a $2.5 million contingent payment upon the execution of the amended and restated collaboration and supply agreements contemplated by the LOI and a $2.5 million contingent payment upon enrollment of the first patient in such Phase 3 clinical trial. In addition, under the LOI the Company was entitled to receive (1) various additional contingent payments tied to the same events and up to the same maximum amounts as under the 2001 Agreements, (2) royalties based on net sales outside of North America at the same rates as under the 2001 Agreements and (3) royalties based on net sales inside of the North America ranging from a percentage in the high-twenties to the mid-twenties, depending on the territory in which the net sales occur. The royalty rate was higher in North America than in the rest of the world in return for the Company relinquishing its rights to Stimuvax in the United States. In February 2007, the Company announced that the first patient had been enrolled in the global Phase 3 Stimuvax clinical trial for non-small cell lung cancer, triggering the contingent payment by Merck KGaA to the Company of $2.5 million. This payment was received in March 2007.
     The Company assessed whether objective and reliable evidence of fair value of the undelivered elements under the 2001 Agreements, as amended by the LOI, existed as the manufacturing deliverable was shipped, and concluded such evidence did not exist. As a result, it was concluded that all deliverables in the arrangement were to be considered a single unit of accounting.
     The Company recorded the payments received under the LOI as deferred revenue and recognized such revenue ratably over the remaining estimated product life of Stimuvax, which was until 2018. The Company did not receive any royalties under the LOI. For more information regarding the Company’s revenue recognition policies, see “Note 3—Significant Accounting Policies—Revenue Recognition.”
     2007 Merck KGaA Agreements
     On August 8, 2007, the parties amended and restated the collaboration and supply agreements (as amended and restated, the “2007 Agreements”), which restructured the 2001 Agreements and formalized the terms set forth in the LOI. The Company’s deliverables under the 2007 Agreements remained (1) the license of rights to Stimuvax, (2) participation in a joint steering committee, (3) participation in a manufacturing/CMC Project team, (4) delivery of any improvements of Stimuvax to Merck and (5) manufacturing of the product candidates.

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

     Under the 2007 collaboration agreement, in addition to the rights granted pursuant to the 2001 collaboration agreement (as modified by the LOI), the Company granted to Merck KGaA an exclusive license to develop and commercialize Stimuvax in Canada. For accounting purposes, the license grant to develop Stimuvax in Canada was effective as of the date of the 2007 collaboration agreement. As a result, Merck KGaA obtained an exclusive world-wide license with respect to the development and commercialization of Stimuvax. The exclusivity period of such license corresponded to that under the 2001 collaboration agreement; however, where the license was perpetual and was subject to termination by Merck KGaA the Company believes that the appropriate amortization period, and therefore the period of performance under the agreements, for amounts arising under the contract corresponds to the estimated product life of Stimuvax, or until 2018.
     Under the 2007 collaboration agreement, the joint steering committee continued to meet and serve as the vehicle through which Merck KGaA provided updates and shared information regarding clinical development and marketing; however, it ceased to be a decision-making body. The Company continued to have responsibility for the development of the manufacturing process and plans for the scale-up for commercial manufacturing and the parties’ collaboration was not otherwise materially affected from the LOI. The 2007 collaboration agreement’s term corresponded to that under the 2001 collaboration agreement.
     Under the 2007 supply agreement, the Company continued to be responsible for the manufacturing of the clinical and commercial supply of Stimuvax for which Merck KGaA agreed to pay the Company its cost of goods (which included amounts owed to third parties) and provisions for certain contingent payments to the Company related to manufacturing scale-up and process transfer were added. The 2007 supply agreement’s term corresponded to that under the 2001 collaboration agreement.
     The entry into the 2007 Agreements triggered a payment to the Company of $2.5 million. Such payment was received in September 2007 and recorded as deferred revenue and recognized ratably over the remaining estimated product life of Stimuvax, which was until 2018. In addition, under the 2007 Agreements, the Company was entitled to receive (1) a $5.0 million payment tied to the transfer of certain assays and methodology related to the manufacturing of Stimuvax, a $3.0 million payment tied to the transfer of certain Stimuvax manufacturing technology and a $2.0 million payment tied to the receipt of the first manufacturing run at commercial scale of Stimuvax (provided that, in each case, such payments would have been payable by December 31, 2009, regardless of whether the applicable triggering event had been met), (2) various additional contingent payments tied to the same events and up to the same maximum amounts as under the 2001 Agreements, (3) royalties based on net sales outside of North America at the same rates as under the 2001 Agreements and (4) royalties based on net sales inside of North America with percentages in the mid-twenties, depending on the territory in which the net sales occur. If the manufacturing process payments due by December 31, 2009 were paid in full, the royalty

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

rates would be reduced in all territories by 1.25%, relative to the 2001 Agreements and the LOI. In December 2007 and May 2008, the Company received from Merck KGaA a $5.0 million and a $3.0 million payment, respectively, related to the transfer of certain manufacturing information and technology.
     The Company assessed whether objective and reliable evidence of fair value of the undelivered elements under the 2007 Agreements existed as the manufacturing deliverable was shipped, and concluded such evidence did not exist. As a result, it was concluded that all deliverables in the arrangement was to be considered a single unit of accounting.
     The Company recorded the manufacturing process transfer payments received under the 2007 Agreements as deferred revenue and recognized such revenue ratably over the remaining estimated product life of Stimuvax. After execution of the 2007 supply agreement, the Company reported revenue and associated clinical trial material costs related to the supply of Stimuvax separately in the consolidated statements of operations as contract manufacturing revenue and manufacturing expense, respectively. Under the 2007 supply agreement, the Company was entitled to invoice and receive a specified upfront payment on the contractual purchase price for Stimuvax clinical trial material after the receipt of Merck KGaA’s quarterly 12-month rolling forecast requirements. The Company invoiced the remaining balance of the contractual purchase price after shipment of the clinical trial material to Merck KGaA. The upfront entitlements were recorded as deferred revenue and such entitlements and the remaining balance of the purchase price were recognized as contract manufacturing revenue after shipment to Merck KGaA upon the earlier of the expiration of a 60-day return period, since returns could not be reasonably estimated and formal acceptance of the clinical trial material by Merck KGaA. Concurrently, the associated costs of the clinical trial material was removed from inventory and recorded as manufacturing expense. The Company did not receive any royalties under the 2007 Agreements. For more information regarding the Company’s revenue recognition policies, see “Note 3—Significant Accounting Policies—Revenue Recognition.”
     2008 Merck KGaA Agreements
     On December 18, 2008, the Company entered into a license agreement with Merck KGaA which replaced the 2007 Agreements. Pursuant to the 2008 license agreement, in addition to the rights granted pursuant to the 2007 collaboration agreement, the Company granted to Merck KGaA the exclusive right to manufacture Stimuvax and the right to sublicense to other persons all such rights licensed to Merck KGaA. The license grant was effective as of the date of the 2008 license agreement. The exclusivity period of such license corresponded to that under the 2007 collaboration agreement.

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

     In addition, (1) the joint steering committee was abolished, (2) the Company transferred certain manufacturing know-how to Merck KGaA, (3) the Company agreed not to develop any product that is competitive with Stimuvax, other than its product candidate ONT-10, (4) the Company granted to Merck KGaA a right of first negotiation in connection with any contemplated collaboration or license agreement with respect to the development or commercialization of ONT-10 and (5) the Company sold other Stimuvax-related assets as described in further detail below.
     The only deliverable under the 2008 license agreement was the license grant. Upon the execution of the agreements with Merck KGaA in December 2008, all future Company performance obligations related to the collaboration for the clinical development and development of the manufacturing process of Stimuvax were removed and continuing involvement by the Company in the development and manufacturing of Stimuvax ceased (although the Company continues to be entitled to certain information rights with respect to clinical testing, development and manufacture of Stimuvax).
     In return for the license of manufacturing rights and transfer of manufacturing know-how under the 2008 license agreement, the Company received an up-front cash payment of approximately $10.5 million. In addition, under the 2008 license agreement (1) the provisions with respect to contingent payments under the 2007 Agreements remained unchanged and (2) the Company is entitled to receive royalties based on net sales of Stimuvax ranging from a percentage in mid-teens to high single digits, depending on the territory in which the net sales occur. The royalties rates under the 2008 license agreement were reduced by a specified amount which management believes is consistent with the estimated costs of goods, manufacturing scale up costs and certain other expenses assumed by Merck KGaA. In December 2009, the Company received the final manufacturing process transfer payment of $2.0 million.
     Since the Company had no further deliverables under the 2008 License Agreement, the Company (1) recognized as revenue the balance of all previously deferred revenue of $13.2 million relating to the Merck KGaA collaboration and (2) the final $2.0 million manufacturing process transfer payment was recognized as revenue when received in December 2009. For more information regarding the Company’s revenue recognition policies, see “Note 3—Significant Accounting Policies—Revenue Recognition.”

Securities and Exchange Commission
Division of Corporation Finance
April 28, 2010

     The table below presents the roll-forward of the deferred revenue balances resulting from the payments received from Merck KGaA:

	2009	2008	2007
		(in thousands)
Deferred revenue balance, beginning of year	$—	$18,067	$915
Additional revenues deferred in the year:
Licensing revenues from collaborative and licensing agreements	—	3,000	10,000
Contract manufacturing	—	4,060	7,040
Less revenue recognized in the year:
Licensing revenue from collaborative and licensing agreements	—	(25,009)	(423)
Contract research and development	—	—	(506)
Effect of changes in foreign exchange rates	—	(118)	1,041

Deferred revenue balance, end of year	—	—	18,067
Less deferred revenue—current portion	—	—	(5,697)

Deferred revenue—long term	$—	$—	$12,370

Manufacturing process transfer payment received and recognized currently	$2,000
     In connection with the entry into the 2008 license agreement, the Company also entered into an asset purchase agreement pursuant to which the Company sold to Merck KGaA certain assets related to the manufacture of, and inventory of, Stimuvax, placebo and raw materials, and Merck KGaA agreed to assume certain liabilities related to the manufacturing of Stimuvax and the Company’s obligations related to the lease of the Company’s Edmonton, Alberta, Canada facility.
     The plant and equipment in the Edmonton facility and inventory of raw materials, work-in-process and finished goods were sold for a purchase price of $0.6 million (including the assumption of lease obligation of $0.1 million) and $11.2 million, respectively. The purchase price of the inventory was first offset against advances made in prior periods resulting in net cash to the company of $2.0 million. The Company recorded the net gain from the sale of the plant and equipment of $0.1 million in other income and $11.2 million as contract manufacturing revenue.
     As result of the December 2008 transactions, 43 persons who had previously been employed by the Company in its Edmonton facility were transferred to Merck KGaA, which will significantly reduce the Company’s operating expenses in future periods.